                                                                                                                                                      Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2019

Unaudited Financial Results

SHENZHEN, CHINA, November 21, 2019 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•	Revenues were RMB202.0 million (US$28.3 million), an increase of 3% year-over-year.
•	Cost of revenues was RMB145.1 million (US$20.3 million), an increase of 1% year-over-year.
•	Gross profit was RMB56.9 million (US$8.0 million), an increase of 7% year-over-year.
•	Total operating expenses were RMB111.5 million (US$15.6 million), an increase of 41% year-over-year.
•	Net loss was RMB31.7 million (US$4.4 million), compared with a net loss of RMB8.6 million for the same period last year.
•	Adjusted net loss (non-GAAP) was RMB37.6 million (US$5.3 million), compared with a RMB14.1 million adjusted net loss for the same period last year
•	Adjusted EBITDA (non-GAAP) was negative RMB26.0 million (US$3.6 million), compared with negative RMB6.9 million for the same period last year.

Third Quarter 2019 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,386,000 as of September 30, 2019 from approximately 991,000 as of September 30, 2018.

•	Number of monthly active unique mobile devices increased to 1.34 billion in September 2019 from 1.03 billion in September 2018.
•	Cumulative SDK installations increased to 30.8 billion as of September 30, 2019 from 17.4 billion as of September 30, 2018.
•	Number of paying customers increased to 2,312 from 1,877 in the third quarter of 2018.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, reached 1.39 million as of September 30, 2019 from approximately 991 thousand last September. The cumulative SDK installations increased to 30.8 billion as of September, 2019 from 17.4 billion last September. The number of monthly active unique mobile devices we cover continued to increase, reaching 1.34 billion in September 2019 from 1.03 billion in September 2018. This was largely fueled by the increasing number of apps that used our SDK, and in particular, the rapid adoption of JVerification SDK. The number of paying customers increased from 1,877 during the third quarter of 2018 to 2,312 in the third quarter of 2019.”

“Starting this quarter, we will begin breaking down revenue into three categories to better reflect our core strategic focus of serving app developers: developer services, SaaS products, and targeted marketing. Targeted marketing revenue decreased 8% year-over-year to RMB146.4 million. This was due to the combined effect of a softening macroeconomic environment which impacted advertising budgets and our strategic shift in focus from a traditional targeted marketing model to a new SaaS-based model. This transition will lower gross revenues but also help improve gross margins, lower our working capital requirements, and expand our advertising customer base to address a bigger TAM over time.”

Mr. Fei Chen, President of Aurora Mobile, added, “Our revenues from developer services, which are by their nature, a SaaS business model, increased 39% from RMB15.7 million during the same period last year to RMB21.9 million. This was mainly due to the growth in the number of customers from 1170 to 1675, while our ARPU remained stable.”

“Revenues from our SaaS products, which include financial risk management, market intelligence and iZone, continue to show resilience and grew 52% from RMB22 million in the third quarter last year to RMB33.6 million in the third quarter of 2019. This was mainly due to a strong 18% year-over-year increase in the number of paying customers as well as the continued expansion of ARPU which increased 29% year-over-year.”

“Together, our SaaS-nature developer services and SaaS products generated RMB55.5 million in revenue during the quarter, up 47% year-over-year. As more enterprises outsource some of their IT functions to third party specialists to improve efficiency, we will continue to devote resources towards these SaaS businesses to drive growth.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Despite the tough operating environment we faced this quarter, we remain confident in our strategy and ability to effectively control costs and allocate financial resources to focused business areas. As of September 30, 2019, we maintained a healthy level of working capital at RMB501 million and believe this will ideally position us to drive future sustainable growth.”

Third Quarter 2019 Financial Results

Revenues were RMB202.0 million (US$28.3 million), an increase of 3% from RMB196.8 million in the same quarter of last year, mainly due to an increase in the number of customers by 23% from 1,877 in the third quarter of 2018 to 2,312 in the third quarter of 2019.

Cost of revenues was RMB145.1 million (US$20.3 million), an increase of 1% from RMB143.6 million in the third quarter of 2018. The increase was mainly due to a RMB1.0 million increase in cloud computing costs and a RMB0.8 million in short message costs.

Gross profit was RMB56.9 million (US$8.0 million), an increase of 7% from RMB53.2 million in the third quarter of 2018, primarily due to the continued optimization of the Company’s businesses towards higher gross margin services which contributed a larger percentage of total revenues during the quarter, increasing from 19% during the same period last year to 28% during the third quarter of 2019.

Total operating expenses were RMB111.5 million (US$15.6 million), an increase of 41% from RMB78.9 million in the same quarter of last year.

•

Research and development expenses were RMB43.3 million (US$6.1 million), an increase of 16% from RMB37.2 million in the same quarter of last year, mainly due to a RMB3.3 million increase in depreciation of servers, a RMB1.9 million increase in bandwidth costs, and a RMB0.5 million increase in personnel costs.

•

Sales and marketing expenses were RMB30.5 million (US$4.3 million), an increase of 26% from RMB24.2 million in the same quarter of last year, mainly due to a RMB2.1 million increase in marketing expenses, a RMB1.3 million increase in personnel costs, and a RMB 1.1 million increase in lease and office expenses.

•	General and administrative expenses were RMB37.7 million (US$5.3 million), an increase of 115% from RMB17.6 million in the same quarter of last year, mainly due to a RMB16.7 million increase in bad debt allowance, a RMB2.6 million increase in staff costs, and a RMB1.0 million increase in professional fees.
•	Loss from operations was RMB54.6 million (US$7.6 million), compared with RMB 25.8 million in the same quarter of last year.

Net Loss was RMB31.7million (US$4.4 million), compared with RMB8.6 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB37.6 million (US$5.3 million), compared with a RMB14.1 million in the same period of last year.

Adjusted EBITDA (non-GAAP) was negative RMB26.0 million (US$3.6 million) compared with negative RMB6.9 million for the same period of last year.

Through disciplined cash management, the cash and cash equivalents, restricted cash and short -term investment increased from RMB381.4 million as of June 30, 2019 to RMB419.9 million (US$58.7 million) as of September 30, 2019.

Business Outlook

For the full year 2019, the Company expects total revenues to be between RMB909 million and RMB919 million, representing year-over-year growth of approximately 27% to 29%.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of September 30, 2019, the Company had repurchased a total of 805,648 ADS, of which 7,937 ADSs, or around US$29.9 thousand were repurchased during third quarter of 2019 at an average purchase price of US$3.77

Conference Call

The Company will host an earnings conference call on Thursday, November 21, 2019 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time on the same day).

Dial-in details for the live conference call are as follows:

International:	+65 6713-5090
U.S.:	+1 845-675-0437
Hong Kong:	+852 3018-6771
China:	400-620-8038
Passcode:	3993899

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, November 28, 2019.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299

U.S. Toll Free:	1-855-452-5696
Passcode:	3993899

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation and change in fair value of derivate liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 1.39 million mobile applications that have utilized the Company’s developer services and nearly 30.8 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.34 billion, as of September 2019. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	196,771	291,225	201,951	28,254	488,288	723,695	101,249
Cost of revenues	(143,616)	(214,910)	(145,076)	(20,297)	(353,520)	(527,218)	(73,761)
Gross profit	53,155	76,315	56,875	7,957	134,768	196,477	27,488
Operating expenses
Research and development	(37,200)	(46,349)	(43,295)	(6,057)	(93,224)	(132,302)	(18,510)
Sales and marketing	(24,156)	(30,550)	(30,478)	(4,264)	(63,216)	(88,041)	(12,317)
General and administrative	(17,554)	(18,298)	(37,679)	(5,271)	(46,574)	(80,468)	(11,258)
Total operating expenses	(78,910)	(95,197)	(111,452)	(15,592)	(203,014)	(300,811)	(42,085)
Loss from operations	(25,755)	(18,882)	(54,577)	(7,635)	(68,246)	(104,334)	(14,597)
Foreign exchange (loss)/gain, net	921	39	499	70	(74)	495	69
Interest income	965	1,485	1,395	195	1,104	4,966	695
Interest expense	(2,494)	(2,733)	(2,858)	(400)	(4,455)	(8,213)	(1,149)
Other income	5,772	5,313	23,308	3,261	7,809	35,347	4,945
Change in fair value of derivative liability/asset	12,008	584	662	93	21,302	2,231	312
Loss before income taxes	(8,583)	(14,194)	(31,571)	(4,416)	(42,560)	(69,508)	(9,725)
Income tax (expenses)/benefit	—	—	(162)	(23)	5	(162)	(23)
Net loss	(8,583)	(14,194)	(31,733)	(4,439)	(42,555)	(69,670)	(9,748)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(8,583)	(14,194)	(31,733)	(4,439)	(42,555)	(69,670)	(9,748)
Accretion of contingently redeemable convertible preferred shares	(2,938)	—	—	—	(24,094)	—	—
Net loss attributable to common shareholders	(11,521)	(14,194)	(31,733)	(4,439)	(66,649)	(69,670)	(9,748)
Net loss per share, for Class A and Class B common shares:
Common Shares - basic and diluted	—	—	—	—	—	—	—
Class A Common Shares - basic and diluted	(0.17)	(0.19)	(0.42)	(0.06)	(1.31)	(0.91)	(0.13)
Class B Common Shares - basic and diluted	(0.17)	(0.19)	(0.42)	(0.06)	(1.31)	(0.91)	(0.13)
Shares used in net loss per share computation:
Common Shares - basic and diluted	—	—	—	—	—	—	—
Class A Common Shares - basic and diluted	50,367,160	59,273,921	59,236,116	59,236,116	33,990,519	59,336,906	59,336,906
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive loss
Foreign currency translation adjustments	8,160	(8,134)	(5,641)	(789)	2,476	(21,903)	(3,064)
Total other comprehensive loss, net of tax	8,160	(8,134)	(5,641)	(789)	2,476	(21,903)	(3,064)
Comprehensive loss	(423)	(22,328)	(37,374)	(5,228)	(40,079)	(91,573)	(12,812)
Comprehensive loss attributable to Aurora Mobile Limited	(423)	(22,328)	(37,374)	(5,228)	(40,079)	(91,573)	(12,812)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	576,562	199,784	27,951
Restricted cash	115	115	16
Derivative assets	—	441	62
Short-term investment	—	220,000	30,779
Accounts receivable	141,911	149,725	20,947
Prepayments and other current assets	80,578	131,080	18,339
Amounts due from related parties	4,564	521	73
Total current assets	803,730	701,666	98,167
Non-current assets:
Other non-current assets	14,237	17,050	2,385
Long-term investments	79,696	133,946	18,740
Property and equipment, net	92,874	110,442	15,451
Intangible assets, net	1,531	8,303	1,162
Total non-current assets	188,338	269,741	37,738
Total assets	992,068	971,407	135,905
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	18,811	21,761	3,044
Deferred revenue and customer deposits	59,483	84,841	11,870
Accrued liabilities and other current liabilities	76,666	91,593	12,814
Amounts due to related parties	8,864	2,113	296
Total current liabilities	163,824	200,308	28,024
Non-current liabilities:
Other non-current liabilities	140	140	20
Deferred revenue	10,265	9,340	1,307
Convertible notes	216,179	230,566	32,257
Total non-current liabilities	226,584	240,046	33,584
Total liabilities	390,408	440,354	61,608

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Shareholders’ (deficit) equity
Common shares	48	48	7
Treasury shares	(3,165)	(9,012)	(1,261)
Additional paid-in capital	944,500	952,167	133,213
Accumulated deficit	(348,123)	(417,791)	(58,451)
Accumulated other comprehensive loss	8,400	5,641	789
Total shareholders’ (deficit) equity	601,660	531,053	74,297
Total liabilities, mezzanine equity and shareholders’ deficit	992,068	971,407	135,905

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(8,583)	(14,194)	(31,733)	(4,439)	(42,555)	(69,670)	(9,748)
Add:
Share-based compensation	6,493	15,749	8,384	1,173	13,387	34,169	4,780
Change in fair value of derivative liability /asset	(12,008)	—	—	—	(21,302)	—	—
Fair value gain of long-term investment	—	—	(14,255)	(1,994)	—	(17,231)	(2,411)
Adjusted net (loss)/income	(14,098)	1,555	(37,604)	(5,260)	(50,470)	(52,732)	(7,379)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(8,583)	(14,194)	(31,733)	(4,439)	(42,555)	(69,670)	(9,748)
Add:
Interest expense	2,494	2,733	2,858	400	4,455	8,213	1,149
Depreciation of property and equipment	4,599	7,611	7,976	1,116	11,924	21,883	3,062
Amortization of intangible assets	71	638	604	85	125	1,594	223
Income tax expense/(benefit)	—	—	162	23	(5)	162	23
EBITDA	(1,419)	(3,212)	(20,133)	(2,815)	(26,056)	(37,818)	(5,291)
Add:
Share-based compensation	6,493	15,749	8,384	1,173	13,387	34,169	4,780
Change in fair value of derivative liability /asset	(12,008)	—	—	—	(21,302)	—	—
Fair value gain of long-term investment	—	—	(14,255)	(1,994)	—	(17,231)	(2,411)
Adjusted EBITDA	(6,934)	12,537	(26,004)	(3,636)	(33,971)	(20,880)	(2,922)